
West
East
4800E
4850E
4900E
4950E
5000E
5050E
5100E
5150E
5200E
5250E
5300E
5350E
5400E
5450E
5500E
5550E
5600E
5650E
5700E
5750E
5800E
Jaclyn Main Zone
wet boggy area
Brook
100 m
50 m
0 m
-50 m
-100 m
-150 m
-200 m
GP07-84 4.02
GP07-83 9.11
GP02-20 0.05
GP02-05 25.11
GP02-08 7.55
GP02-10 8.65
GP02-12 15.30
GP02-14 21.16
GP02-16 15.80
GP02-21 27.58
GP02-06 9.70
GP02-01 32.14
GP02-18 10.39
GP07-90 14.20
GP02-09 33.97
GP02-11 6.83
GP02-13 16.95
GP02-15 12.37
GP02-17 10.72
GP06-56 20.08
GP03-30 0.06
GP03-28 0.69
GP07-85 5.78
GP07-86 1.70
GP07-89 4.54
GP07-87 1.19
GP03-23 0.22
GP03-22 5.43
GP06-55 8.34
GP03-24 17.86
GP06-52 4.08
GP06-53 9.45
GP07-72 0.01
GP07-70 6.29
GP07-71 2.79
GP07-73 0.16
GP03-25 10.83
GP07-88 6.33
GP03-26 0.07
GP06-69 0.31
GP06-54 7.22
GP06-57 5.16
GP03-29 0.01
GP06-63 0.46
GP06-67 0.12
GP03-27 0.76
GP06-58 7.76
GP06-61 13.26
GP06-65 33.05
GP06-68 6.90
GP07-74 3.88
GP06-64 0.66
GP06-62 9.96
GP06-66 12.08
GP07-75 1.43
GP07-80 0.46
GP07-81 0.26
GP07-82 0.19
P90
P91
P92
P94
P95
P96
P97
P98
?
?
?
Legend
Gram Metre Product (grade X core length)
0.01 - 1.00
1.01 - 7.50
7.51 - 15.00
> 15.01
2006/07 drillhole
Completed Phase 3 drillhole
Proposed Phase 3 drillhole
Visible gold bearing intercept
CROSSHAIR
EXPLORATION & MINING
GOLDEN PROMISE PROJECT
JACLYN MAIN ZONE
VERTICAL LONGITUDINAL SECTION
Viewing Grid N (340°)
Grade (g/t Au) x core length (m)
0
50 metres
Sept 3, 2007